This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about December 22, 2006

Item 3.	News Release

December 22, 2006 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Suspends Cheal B-4 Well for Potential Sidetrack Operation; Starts Mobilization of Bonus #2 Drilling Rig to Mangamingi Exploration Well

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Cheal-B4 directional well located in PMP 38156-01 (TAG 30.5%) New Zealand, has reached a total measured depth of 2900m (9514’), vertical depth of 2362m (7750’). After evaluating the wireline logs, the Joint Venture has agreed to temporarily suspend operations on the well while considering a potential sidetrack operation.

Item 5.	Full Description of Material Change

Vancouver, British Columbia – December 22, 2006 – Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Cheal-B4 directional well located in PMP 38156-01 (TAG 30.5%) New Zealand, has reached a total measured depth of 2900m (9514’), vertical depth of 2362m (7750’). After evaluating the wireline logs, the Joint Venture has agreed to temporarily suspend operations on the well while considering a potential sidetrack operation.

Participants in the Cheal program are the Company (30.5%), Arrowhead Energy Limited (33%) and Austral Pacific Energy (NZ) Limited (36.5%) .

TAG also announced that the Bonus Drilling Rig #2 has commenced mobilization to the Mangamingi-1 exploration wellsite located in PEP 38758 (TAG 100%, operator) New Zealand. Mangamingi-1 is the first well to be drilled on PEP 38758 based on the results of 35 km’s of 2D seismic that the Company collected in January 2006, as well as detailed geochemical sampling that indicated hydrocarbon presence in the area.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. With exploration permits totaling 3,686,593 gross acres (net 1,847,593). TAG Oil is one of the largest holders of prospective acreage in New Zealand.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Contact: Garth Johnson
gje@tagoil.com
604-609-3350

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

 Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 609-3350

Item 9.	Date of Report

December 22, 2006

“Garth Johnson”
_______________________________
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia